Exhibit (a)(8)

Golden Gate Capital Commences Tender Offer for All Outstanding Shares of California Pizza Kitchen, Inc.

— Previously-Announced Offer Price of $18.50 Per Share in Cash —

LOS ANGELES — June 8, 2011 — California Pizza Kitchen, Inc. (NASDAQ: CPKI) (the “Company” or “CPK”) and Golden Gate Capital today announced that CPK Merger Sub Inc. has commenced the previously-announced tender offer for all of the outstanding shares of common stock of the Company at a price of $18.50 per share, net to the seller in cash without interest. CPK Merger Sub Inc. and its parent company, CPK Holdings Inc., are affiliated with Golden Gate Capital Opportunity Fund, L.P.

On May 25, 2011, the Company and Golden Gate Capital announced that the Company and affiliates of Golden Gate Capital had entered into a definitive merger agreement pursuant to which the tender offer would be made. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of certain conditions, the Company will merge with CPK Merger Sub Inc., and all outstanding shares of the Company’s common stock, other than shares held by CPK Holdings Inc., CPK Merger Sub Inc., or the Company and shares held by the Company’s stockholders who are entitled to and have properly exercised appraisal rights under Delaware law, will be automatically cancelled and converted into the right to receive cash equal to the $18.50 offer price per share. In certain cases, the parties have agreed to proceed with a one-step merger transaction if the tender offer is not completed.

After careful consideration, the board of directors of CPK unanimously approved the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement, and declared that the terms of the merger agreement, the tender offer, the merger and the transactions contemplated by the merger agreement are fair to and in the best interests of the stockholders of CPK. Accordingly, CPK’s board of directors unanimously recommends that stockholders of CPK accept the tender offer and tender their shares into the tender offer, and if required by applicable law, adopt the merger agreement.

CPK Holdings Inc. and CPK Merger Sub Inc. are filing with the Securities and Exchange Commission (the “SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, the Company is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the Company’s stockholders tender their shares into the tender offer.

The completion of the tender offer is subject to conditions, including, among others, the satisfaction of a minimum tender condition, the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of proceeds under executed bank commitment letters. On June 7, 2011, the parties were notified that early termination of the waiting period applicable to the purchase of shares of the Company’s common stock under the HSR Act has been granted.

The tender offer and withdrawal rights are scheduled to expire at midnight, New York City time, on Wednesday, July 6, 2011, unless extended or earlier terminated in accordance with the terms of the merger agreement.

Investor Contact:

MacKenzie Partners

Charlie Koons / Dan Burch

212-929-5708 / 212-929-5748

About California Pizza Kitchen

California Pizza Kitchen, Inc., founded in 1985, is a leading casual dining chain featuring an imaginative line of hearth-baked pizzas, including the original BBQ Chicken Pizza, and a broad selection of distinctive pastas, salads, appetizers, soups, sandwiches and desserts. Of the chain’s 265 restaurants, 205 are company-owned and 60 operate under franchise or license agreements. CPK premium pizzas are also available to sports and entertainment fans at three Southern California venues: Dodger Stadium, Angel Stadium of Anaheim and STAPLES Center. Also included in the Company’s portfolio of concepts is LA Food Show Grill & Bar, which is located in Manhattan Beach, California. The Company also has a licensing arrangement with Nestlé USA to manufacture and distribute a line of California Pizza Kitchen premium frozen products. For more details, visit www.cpk.com.

California Pizza Kitchen Contacts:

Media: Sarah Grover, 310-342-5000

Investors: Sue Collyns, 310-342-5000

About Golden Gate Capital

Golden Gate Capital is a San Francisco-based private investment firm with approximately $9 billion of capital under management. The principals of Golden Gate have a long and successful history of investing across a wide range of industries and transaction types, including going-privates, corporate divestitures, and recapitalizations. Golden Gate is one of the most active acquirers of leading brands in the restaurant and retail sector. Representative investments include On the Border Mexican Grill, Romano’s Macaroni Grill, Eddie Bauer, Express, J.Jill, and Zales. For additional information, visit www.goldengatecap.com.

Golden Gate Capital Media Contact:

Coltrin & Associates

Barry O’Sullivan, 212-221-1616

barry_osullivan@coltrin.com

Forward Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of California Pizza Kitchen, Inc. by an affiliate of Golden Gate Capital. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company undertakes no obligation to update the information provided herein.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock is being made pursuant to an offer to purchase and related materials that an affiliate of Golden Gate Capital will file with the Securities and Exchange Commission. An affiliate of Golden Gate Capital will file a tender offer statement on Schedule TO with the Securities and Exchange Commission in connection with the commencement of the offer, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, Toll-Free telephone 800-322-2885. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting Investor Relations at 6053 W. Century Blvd, Suite 1100, Los Angeles, CA 90045, Phone 310-342-5000 or cpkinfo@cpk.com.

Additional Information about the Merger and Where to Find It

In connection with the potential one-step merger, the Company would file a proxy statement with the Securities and Exchange Commission. Additionally, the Company would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of the Company by an affiliate of Golden Gate Capital pursuant to the terms of an Agreement and Plan of Merger by and among the Company, CPK Holdings Inc. and CPK Merger Sub Inc. The materials to be filed by the Company with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of the proxy statement may be obtained by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, Toll-Free Telephone: 800-322-2885. Investors and security holders may also obtain free copies of the proxy statement by contacting the Company’s Investor Relations Department at 6053 W. Century Blvd, Suite 1100, Los Angeles, CA 90045, telephone number 310-342-5000 or cpkinfo@cpk.com. Investors and security holders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

The Company and its respective directors, executive officers and other members of its management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2010 annual meeting of stockholders, the Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 and the proxy statement and other relevant materials which may be filed with the Securities and Exchange Commission in connection with the merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2010 annual meeting of stockholders and is included in the Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 containing Part III information.